Exhibit 99.1

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2020, 2019 and 2018

(With Independent Auditors' Report Thereon)

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Table of Contents

Page

Independent Auditors' Report	1 - 2

Financial Statements:

Consolidated Balance Sheets	3

Consolidated Statements of Income and Changes in Partners' Capital	4

Consolidated Statements of Cash Flows	5

Notes to the Consolidated Financial Statements	6 - 21

 INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Partners

Caris Healthcare, L.P.

We have audited the accompanying consolidated financial statements of Caris Healthcare, L.P. and Subsidiaries (collectively, the "Partnership"), which comprise the consolidated balance sheets as of December 31, 2020 and 2019, the related consolidated statements of income and changes in partners' capital and cash flows for each of the three years in the period ended December 31, 2020, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Caris Healthcare, L.P. and Subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for the each of the three years in the period ended December 31, 2020, in accordance with accounting principles generally accepted in the United States of America.

Knoxville, Tennessee

February 3, 2021

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2020 and 2019

	2020	2019
Assets
Current assets:
Cash and cash equivalents	$17,521,150	$14,039,258
Patient accounts receivable, net	9,006,268	10,693,586
Other receivables	110,173	110,173
Prepaid expenses	1,098,713	820,933

Total current assets	27,736,304	25,663,950

Property and equipment, net	2,537,349	2,684,841
Goodwill	7,028,884	7,028,884
Operating lease right-of-use assets	2,121,513	2,165,911
Other assets	35,888	28,543
Deferred state income taxes	360,000	427,700

Total assets	$39,819,938	$37,999,829

Liabilities and Partners' Capital

Current liabilities:
Accounts payable	$2,002,416	$2,781,663
Accrued expenses	3,417,537	3,998,325
Accrued nursing home and inpatient costs	2,146,216	1,665,405
Operating lease liabilities, current portion	659,481	594,881
State income taxes payable	66,458	173,000
Other	12,757	-

Total current liabilities	8,304,865	9,213,274

Operating lease liabilities, excluding current portion	1,462,032	1,571,030
Other	58,104	-

Total liabilities	9,825,001	10,784,304

Partners' capital	29,994,937	27,215,525

Total liabilities and partners' capital	$39,819,938	$37,999,829

See accompanying notes to the consolidated financial statements.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Consolidated Statements of Income and Changes in Partners' Capital

Years ended December 31, 2020, 2019 and 2018

	2020	2019	2018

Net patient service revenues	$64,651,402	$61,927,501	$56,316,076
Other operating revenues	3,936,219	-	-

Net operating revenues	68,587,621	61,927,501	56,316,076

Operating expenses	51,902,687	48,297,871	55,258,324

Income from operations	16,684,934	13,629,630	1,057,752

Other income (expense):
Interest income	34,235	104,964	55,263
Interest expense	-	-	(53,154)
Other	26,628	1,195	38,848

Total other income (expense)	60,863	106,159	40,957

Income before state income taxes	16,745,797	13,735,789	1,098,709

State income tax expense	618,914	504,940	195,291

Net income	16,126,883	13,230,849	903,418

Partners' capital at beginning of year	27,215,525	19,148,488	24,959,103

Distributions to partners	(13,347,471)	(5,163,812)	(6,714,033)

Partners' capital at end of year	$29,994,937	$27,215,525	$19,148,488

See accompanying notes to the consolidated financial statements.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2020, 2019 and 2018

	2020	2019	2018
Cash flows from operating activities:
Net income	$16,126,883	$13,230,849	$903,418
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation and amortization	202,370	204,833	187,019
Provision for doubtful accounts	902,505	113,448	518,410
Provision for deferred income tax expense	67,700	73,300	57,000

Change in operating assets and liabilities:
Patient accounts receivable	784,813	985,474	(1,514,673)
Prepaid expenses	(277,780)	(345,600)	337,739
Refundable state income taxes	-	55,250	106,750
Other assets	(7,345)	1,824	(2,100)
Accounts payable	(779,247)	583,867	(1,275,558)
Accrued expenses	(580,788)	(177,988)	(410,863)
Accrued nursing home and inpatient costs	480,811	(617,847)	230,526
State income taxes payable	(106,542)	173,000	-
Other	70,861	-	-

Net cash provided (used) by operating activities	16,884,241	14,280,410	(862,332)

Cash flows from investing activities:
Purchases of property and equipment	(54,878)	(183,487)	(18,243)

Cash flows from financing activities:
Distributions paid	(13,347,471)	(5,163,812)	(6,714,033)

Increase (decrease) in cash and cash equivalents	3,481,892	8,933,111	(7,594,608)
Cash and cash equivalents at beginning of year	14,039,258	5,106,147	12,700,755
Cash and cash equivalents at end of year	$17,521,150	$14,039,258	$5,106,147

Supplemental disclosures of cash flow statement information

	2020	2019	2018

Interest paid	$-	$-	$53,154
State income taxes paid	$657,756	$203,390	$31,541

See accompanying notes to the consolidated financial statements.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(1)	Nature of operations

Caris Healthcare, L.P. ("Caris") and Subsidiaries (collectively, the "Partnership") was formed by National Hospice, Inc., the general partner, and the limited partners for the purpose of providing hospice services in the Southeastern United States. As of December 31, 2020, the Partnership operates sixteen offices located throughout Tennessee, eight offices in South Carolina, two offices in Virginia, one office in Missouri and one office in Georgia. The Partnership's corporate office is located in Knoxville, Tennessee.

The ownership of Caris as of December 31, 2020 is as follows:

NHC/OP, L.P.	74.6%
Norman McRae	17.4%
McRae Investment Company, LLC	7.0%
National Hospice, Inc.	1.0%
100.0%

As a limited partnership, the limited partners' liability is generally limited to each partners' investment in the Partnership. The Partnership will be dissolved upon the earlier of the unanimous consent of the partners, the sale of substantially all assets of the Partnership, or August 1, 2053.

(2)	Summary of significant accounting policies

The consolidated financial statements of the Partnership are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP"). The significant accounting policies followed are described below.

(a)	Principles of consolidation

These consolidated financial statements include the accounts of Caris and its wholly-owned subsidiaries Caris Healthcare, LLC, Missouri Caris Healthcare, LLC, Georgia Caris Healthcare, LLC and Caris Palliative Care, LLC, which began operations in September 2019.

(b)	Allocation of earnings and losses

Income and losses of the Partnership are allocated to the partners in accordance with the terms of the partnership agreement.

(c)	Cash equivalents

The Partnership considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(d)	Patient accounts receivable and credit policies

Patient accounts receivable are uncollateralized patient obligations due from Medicare, TennCare, Medicaid and other third-party payors. The Partnership grants credit to its patients; however, they obtain assignment of client benefits payable from health insurance plans or programs such as Medicare, TennCare or Medicaid. The patient accounts receivable are recorded at the amount expected to be collected based upon a patient's ability to pay and intent to pay upon admission and reduced by estimated contractual adjustments provided to third party payors. The initial determination of the amount expected to be collected is estimated based upon credit risks of third-party payors, contractual terms, inefficiencies in billing and collection processes, regulatory compliance issues, and historical collection experience.

The Partnership has implemented a standardized approach to subsequently monitor and review the collectability of its patient receivables based on aging trends. The Partnership analyzes historical collection trends, reimbursement experience and revenue adjustment trends by major payors, including Medicare and other payors as an integral part of the subsequent estimation process related to determine whether changes have occurred from the initial estimate of the amount to be collected which requires the addition of an allowance for doubtful accounts for patient accounts receivable. No amount of this type was netted against the patient accounts receivable as of December 31, 2020 and 2019.

Accounts subsequently not collected are written off as bad debt once normal collection efforts are exhausted. Normal collection efforts include reviewing aging and cash posting reports, contacting the payors to determine why payment has not been made, resubmission of claims when appropriate and filing appeals with payors for claims that have been denied. Collection procedures generally include follow up contact with the payor at least every 30 days from billing date, and a review of collection activity at 90 days to determine continuation of internal collection activities or potential referral to collection agencies. The Partnership's bad debt policy includes escalation procedures and guidelines for write-off of an account, as well as the authorization required, once it is determined that the open account has been worked by the Partnership's internal collectors and/or collection agencies in accordance with the Partnership's standard procedures and resolution of the open account through receipt of payment is determined to be remote. The Partnership reviews each account individually using a 7 year aging period to trigger a balance write-off, however, no specific dollar threshold amount is associated with this process, other than, the Partnership has a small balance write-off policy for balances under $36. The provision for doubtful accounts totaled $902,505, $113,448 and $518,410 for the years ended December 31, 2020, 2019 and 2018, respectively. Patient accounts receivable are net of an allowance for doubtful accounts of approximately $868,000 and $901,000 as of December 31, 2020 and 2019, respectively.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(e)	Property and equipment

Property and equipment are stated at cost. Depreciation is provided over the assets' estimated useful lives using the straight-line method ranging from three to twenty-seven years.

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals or betterments are capitalized. When property is retired or sold, the cost and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

(f)	Goodwill

Goodwill represents the excess of purchase price over the fair value of net assets acquired net of liabilities assumed. Goodwill is not amortized, but is reviewed at least annually for impairment.

(g)	Leases

The Partnership determines whether an arrangement is or contains a lease at lease inception. On the commencement date, operating leases are recorded as operating right-of-use ("ROU") assets and lease liabilities in the consolidated balance sheets for non-cancelable real estate operating leases with original or remaining lease terms in excess of one year. Leases with a lease term of 12 months or less at inception are not recorded on the consolidated balance sheets and are expensed on a straight-line basis over the lease term in the consolidated statement of income and changes in partners' capital. ROU assets represent the Partnership's right to use leased assets over the term of the lease. Lease liabilities represent the Partnership's contractual obligation to make lease payments over the lease term. The Partnership holds no finance leases at December 31, 2020 or 2019.

Operating ROU assets and lease liabilities are recorded at the present value of the lease payments over the lease term. The present value of the lease payments are discounted using the incremental borrowing rate associated with each lease. As the leases held by the Partnership do not provide implicit rates, the Partnership has used incremental borrowing rates that were calculated based on information available at the later of the lease commencement date or the adoption date of Accounting Standards Update ("ASU") 2016-02 Leases, January 1, 2019. The variable components of the lease payment that fluctuate with the operations of a specific facility are not included in determining the ROU assets and lease liabilities. Rather, these variable components are expensed as incurred.

ROU assets are assessed for impairment in accordance with the Partnership's long-lived asset policy. Management reassesses lease classification and remeasures ROU assets and lease liabilities when a lease is modified and that modification is not accounted for as a separate new lease or upon certain other events that require reassessment in accordance with ASU 2016-02.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(h)	Self-insurance liabilities

The Partnership partially self-insures the healthcare coverage provided to its employees and their dependents. The Partnership's liability is limited on individual losses and on an aggregate basis. Medical claims above those limits are reinsured with an insurance carrier.

This self-insurance liability is based upon loss reports on individual cases and an amount, based on experience, for losses incurred but not reported. The Partnership has accrued $322,000 and $420,000 at December 31, 2020 and 2019, respectively, for incurred but not reported claims. Such liabilities are necessarily based on estimates and, while management believes that the amount is adequate, the ultimate liability may be in excess of or less than the amounts provided. The methods for making such estimates and for establishing the liabilities are continually reviewed, with any adjustments necessary reflected in current year operations.

(i)	Income taxes

The Partnership is taxed as a partnership for federal income tax purposes. Under federal income tax provisions, the Partnership is not subject to federal income taxes on its taxable income. Instead the Partnership's income and losses pass through to the general and limited partners for inclusion in their respective income tax returns. The Partnership is subject to state income tax in Tennessee at the partnership level, to the extent that income is not considered self-employment income for federal tax purposes. The Partnership is also subject to state income tax in South Carolina, Virginia, Georgia and Missouri; however such state taxes are the responsibility of the individual partners. The payment of those taxes by the Partnership on behalf of the partners is reflected as a distribution to partners.

The amount provided for state income taxes is based upon the amount of current and deferred taxes payable or refundable at the date of the consolidated financial statements, as a result of all events recognized in the consolidated financial statements, as measured by the provisions of enacted state tax laws.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Partnership has no material uncertain tax positions that qualify for either recognition or disclosure in the consolidated financial statements.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(j)	Net patient service revenue

Revenue recognition

Net patient service revenue is reported at the amount that reflects the consideration to which the Partnership expects to be entitled in exchange for providing patient services. The Partnership recognizes revenue as its performance obligations are completed. The performance obligations are satisfied daily as the patient simultaneously receives and consumes the benefits of the healthcare services provided on a daily basis. Accordingly, revenue is recognized on a daily basis. Typically, patients and third-party payors are billed monthly after services are performed or the patient is discharged and payments are due based on contract terms.

As the performance obligations relate to contracts with a duration of one year or less, the Partnership has elected to apply the optional exemption provided in Financial Accounting Standards Board Accounting Standards Codification ("ASC") 606-10-50-14(a) and, therefore, it is not required to disclose the aggregate amount of the transaction price allocated to performance obligations that are unsatisfied or partially unsatisfied at the end of the reporting period. The Partnership has minimal unsatisfied performance obligations at the end of the reporting period as patients are under no obligation to remain under the Partnership's care.

As the period between the time of service and time of payment is typically one year or less, the Partnership elected as a practical expedient under ASC 606-10-32-18 to not adjust for the effects of a significant financing component.

The Partnership disaggregates revenue from contracts with customers by payor. These can generally by classified as amounts due from Medicare, TennCare/Medicaid, third-party payors, and patients for services rendered.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Provider relief funds

In January 2020, the Secretary of the U.S. Department of Health and Human Services (“HHS”) declared a national public health emergency due to a novel strain of coronavirus ("COVID-19"). In March 2020, the World Health Organization declared the outbreak of COVID-19 a pandemic. During March 2020, the global pandemic began to affect the Partnership’s employees, patients, business operations and financial performance, as well as the broader U.S. economy and financial markets. The Partnership is committed to protecting the health of its patients and employees and has been responding to the evolving COVID-19 situation while taking steps to provide quality care and protect the health and safety of clients and employees. Many of the facilities in which the Partnership provides patient care were closed to the public for a period during 2020 and are closely following infectious disease protocols, as well as recommendations by the Centers for Disease Control and Prevention, the National Health Service and local health officials. The Partnership has taken steps to secure its supply chain, expanded telehealth capabilities and implemented emergency planning in directly impacted markets. Nevertheless, COVID-19 is impacting the Partnership’s business and may have an impact on its financial results that the Partnership is not currently able to quantify. Continuing disruptions to the Partnership’s business as a result of the COVID-19 pandemic could continue to have an effect on its results of operations, financial condition, and cash flows.

As part of the Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), the U.S. government announced it would offer relief funding to eligible health care providers. During the year ended December 31, 2020, the Partnership participated in certain relief programs offered through the CARES Act including distributions relating to portions of the Public Health and Social Services Emergency Fund (“PHSSE Fund”).

Amounts received from the PHSSE Fund are subject to the terms and conditions of the program, including certification that payment will be used to prevent, prepare for and respond to coronavirus and shall reimburse the recipient only for health care related expenses or lost revenues that are attributable to coronavirus. For the year ended December 31, 2020, the Partnership recognized $3,936,219 in general distribution funding from the PHSSE Fund which is included in other operating revenues in the accompanying consolidated statements of income and changes in partners' capital. Amounts not recognized in other income totaling $12,757 as of December 31, 2020, are reflected within other current liabilities in the consolidated balance sheet, and such unrecognized amounts may be recognized as other income in future periods if the underlying conditions for recognition are met.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Revenue by payor

Certain groups of patients receive funds to pay the cost of their care from a common source. The following table sets forth sources of net patient service revenue for the year indicated:

Source	2020	2019	2018
Medicare	95%	96%	94%
TennCare/Medicaid	1%	1%	1%
Third-party payors	2%	2%	4%
Private pay and other	2%	1%	1%
Total	100%	100%	100%

Payors may determine that the services provided are not covered and do not qualify for payment or, for commercial payors, that payments are subject to usual and customary rates. To determine net patient service revenue, management adjusts gross patient service revenue for estimated payment denials and contractual adjustments based on historical experience, also known as variable consideration. Changes in the estimates are adjusted in future periods as the payments are determined. At December 31, 2020 and 2019, the Partnership has accrued $447,632 and

$500,000, respectively, for prior claims which could be recouped under various post-payment review programs conducted by various governmental agencies or their representatives.

As an additional response to COVID-19, the CARES Act temporarily suspended the 2% sequestration Medicare payment adjustment for dates of service from May 1, 2020, through December 31, 2020. This resulted in a reduction in contractual adjustments for the Partnership in 2020.

Overall payments made by Medicare to the Partnership are also subject to a cap amount calculated by the Medicare fiscal intermediary at the end of the hospice cap period. Total Medicare payments to the Partnership during this period from October 1st of each year through September 30th the following year are compared to the cap amount determined below. Payments in excess of the cap amount must be returned by the Partnership to Medicare. The cap amount is calculated by multiplying the number of beneficiaries electing hospice care during the hospice cap period by a statutory amount that is indexed for inflation. The hospice cap amount is computed separately for each Medicare-certified provider. Management estimates that an accrual for potential Medicare cap contractual adjustments as of December 31, 2020 and 2019 is not required.

Charity care

The Partnership provides care to patients who meet certain criteria under its charity care policy without charge or at amounts less than its established rates. Because the Partnership does not pursue collection of amounts determined to qualify as charity care, they are not reported as revenue.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Nursing home care

For patients receiving nursing home care under a state Medicaid program who elect hospice care under Medicare, TennCare or Medicaid, the Partnership contracts with nursing homes to provide patients room and board services. The state must pay the Partnership, in addition to the applicable Medicare, TennCare or Medicaid hospice daily or hourly rate, an amount equal to at least 95% of the Medicaid daily nursing home rate for room and board furnished to the patient by the nursing home. Under the Partnership's standard nursing home contracts, the Partnership pays the nursing home for these room and board services at the Medicaid daily nursing home rate. Nursing home costs are offset by nursing home net revenues, and the net amount is included in operating expenses. Nursing home costs totaled $21,797,001, $23,580,820, and $22,730,859 for 2020, 2019 and 2018 respectively, while nursing home net revenue totaled $21,828,850, $23,706,619, $22,781,040 for 2020, 2019 and 2018, respectively. This resulted in a net increase to net patient service revenue of $31,849, $125,799, and $50,181 in 2020, 2019 and 2018, respectively.

Other

Unreconciled billing payment variances from payors that have not been settled totaling approximately $884,000 and $980,000 at December 31, 2020 and 2019, respectively, are included in accounts payable.

(k)	Advertising and promotion costs

Advertising and promotion costs are expensed as incurred and totaled $225,696, $250,663, and $308,570 during 2020, 2019 and 2018, respectively.

(l)	Realization of long-lived assets

Management evaluates the recoverability of the investment in long-lived assets on an ongoing basis and recognizes any impairment in the year of determination. It is reasonably possible that relevant conditions could change in the near term and necessitate a change in management's estimate of the recoverability of these assets.

(m)	Use of estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(n)	Legal costs

Expenditures for legal costs unrelated to malpractice litigation are expensed when incurred. Legal costs related to malpractice litigation are estimated and accrued in the period when incidents that give rise to the claim occurs.

(o)	Events occurring after reporting date

The Partnership has evaluated events and transactions that occurred between December 31, 2020 and February 3, 2021, which is the date that the consolidated financial statements were available to be issued, for possible recognition or disclosure in the consolidated financial statements.

(3)	Credit risk and other concentrations

The Partnership generally maintains cash and cash equivalents on deposit at a bank in excess of federally insured amounts. The Partnership has not experienced any losses in such accounts and management believes the Partnership is not exposed to any significant credit risk related to cash and cash equivalents.

Revenues associated with patients whose primary coverage is under Medicare, TennCare and Medicaid programs accounted for approximately 96%, 97% and 95% of net patient service revenues during 2020, 2019 and 2018, respectively. Patient accounts receivable from Medicare, TennCare and Medicaid also accounted for approximately 96% and 97% of patient accounts receivable as of December 31, 2020 and 2019, respectively.

A portion of the Partnership's revenues relates to patients who reside in facilities operated by a partner whereby the partner has agreed to allow the Partnership to offer hospice services in their facilities. The amount of revenues related to these patients in those facilities has not been determined.

(4)	Assets and liabilities measured at fair value

Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity including quoted market prices in active markets for identical assets (Level 1), or significant other observable inputs (Level 2) and the reporting entity’s own assumptions about market participant assumptions (Level 3). The Partnership does not have any fair value measurements using significant unobservable inputs (Level 3) as of December 31, 2020 and 2019.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(a)	Financial instruments

The carrying amount of financial instruments, consisting of cash and cash equivalents, patient accounts receivable, other current assets, trade accounts payable, accrued expenses, and other current liabilities approximate their fair value due to their relatively short maturities. Operating lease liabilities are recorded at the discounted present value of future cash payments which approximates fair value.

(b)	Non-financial assets

The Partnership’s non-financial assets, which include goodwill, property and equipment, operating ROU assets and other noncurrent assets, are not required to be measured at fair value on a recurring basis. However, if certain triggering events occur, or if an annual impairment test is required and the Partnership is required to evaluate the non-financial instrument for impairment, a resulting asset impairment would require that the non-financial asset be recorded at the fair value. During the years ended December 31, 2020 and 2019, the Partnership did not measure any non-recurring, non-financial assets at fair value except for an impairment analysis of goodwill which is a required annual test or recognize any revenues or expenses related to changes in fair value for non-financial assets.

(5)	Charity care

The Partnership maintains records to identify and monitor the level of charity care it provides. These records include the amount of charges forgone for services and supplies furnished under its sliding fee policy, the estimated cost of these services and supplies, and equivalent service statistics.

The Partnership's management estimates its cost of care provided under its charity care program utilizing a calculated ratio of cost to gross charges multiplied by the Partnership's gross charity care charges provided. The Partnership's gross charity care charges include only services provided to patients who are unable to pay and qualify under the Partnership's charity care policies. To the extent the Partnership receives reimbursement through the various governmental assistance programs in which it participates to subsidize its care of indigent patients, the Partnership does not include these patient's charges in its cost of care provided under its charity care program. Additionally, the Partnership does not report a charity care patient's charges in revenues or in the provision for doubtful accounts as it is the Partnership's policy not to pursue collection of amounts related to these patients.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The following information measures the level of charity care provided during the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
Gross charges forgone, at established rates	$434,037	$305,739	$161,959

Estimated costs and expenses incurred to provide charity care included in the consolidated statement of income	$327,000	$226,000	$153,000

Equivalent percentage of charity care patients to all patients served	0.7%	0.5%	0.3%

(6)	Property and equipment

A summary of property and equipment as of December 31, 2020 and 2019 is as follows:

	2020	2019
Land	$414,731	$414,731
Land improvements	541,789	541,789
Buildings	2,489,016	2,489,016
Leasehold improvements	136,247	94,748
Electronic equipment	1,361,943	1,348,603
Computer software	349,587	349,587
Furniture and fixtures	669,832	669,832
	5,963,145	5,908,306
Accumulated depreciation and amortization	3,425,796	3,223,465
	$2,537,349	$2,684,841

(7)	Line of credit

The Partnership obtained a $5,000,000 line of credit available with a bank during 2018. The line of credit bears interest at the one month LIBOR rate plus 1.75% per annum (1.9% at December 31, 2020) with a maturity date of November 26, 2021 and is secured by all assets of the Partnership. The Partnership had no borrowings outstanding at December 31, 2020 and 2019.

The provisions of the line of credit place certain restrictions and limitations upon the Partnership. These include maintenance of certain financial ratios and restrictions on additional borrowings. The Partnership was in compliance with the covenants at December 31, 2020.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

(8)	Leases

The Partnership's lease portfolio primarily consists of operating real estate leases for offices. The original terms of the leases typically range from five to ten years. Several of the real estate leases include renewal options which vary in length and may not include specific rent renewal amounts. The Partnership determines if an arrangement is a lease at inception of a contract and determines the lease term by assuming exercise of renewal options that are reasonably certain. 2018 rent expense totaled $804,905 which was reported in accordance with GAAP prior to adoption of ASU 2016-02.

The components of lease expense are as follows for the years ended December 31, 2020 and 2019:

	2020	2019
Lease costs:
Operating lease costs	$758,398	$739,826
Variable lease costs	-	-
Short-term lease costs	61,320	13,660
Total lease costs	$819,718	$753,486

Supplemental cash flow information related to leases are as follows for the years ended December 31, 2020 and 2019:

Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$819,718	$753,486

Additional supplemental information regarding assumptions for operating leases as of December 31, 2020 and 2019:

Weighted-average remaining lease terms (in years)	3.5	3.9
Weighted-average discount rate	3.56%	3.96%

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Minimum Lease Payments

The maturity of operating lease liabilities as of December 31, 2020 is as follows:

Maturity	Amount
2021	$754,071
2022	628,401
2023	497,756
2024	210,123
2025	111,480
Thereafter	39,000
Total undiscounted cash flows	2,240,831
Less: present value discount	(119,318)
Less: operating lease liabilities, current portion	(659,481)
Operating lease liabilities, excluding current portion	$1,462,032

(9)	Employee benefit plans

The Partnership sponsors a defined contribution plan with a 401(k) feature covering substantially all employees. The Partnership matches employee contributions up to a maximum of 4% of the employees' annual compensation. The Partnership made contributions and incurred expenses totaling $726,244, $642,539, and $573,198 related to the plan in 2020, 2019 and 2018, respectively.

The Partnership started a non-qualified deferred compensation plan in 2020 for certain employees. The plan is unfunded and the Partnership in its sole discretion determines contributions under the plan on an annual basis. For 2020, the Partnership accrued a total benefit of $58,104 for eight employees covered by the plan which is included in other long-term liabilities. Employees must maintain employment with the Partnership for a minimum of four years subsequent to each contribution year in order to vest in that year's contribution.

(10)	State income taxes

	2020	2019	2018
State tax expense:
Current	$551,214	$431,640	$138,291
Deferred	67,700	73,300	57,000
Total provision for state income taxes	$618,914	$504,940	$195,291

The actual income tax expense differs from the expected income tax expense due to the share of income of one partner being classified as self employment income which is deductible for state income tax purposes, as well as, apportionment of taxable income to states which do not tax the Partnership directly.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Net deferred state income taxes in the consolidated balance sheets as of December 31, 2020 and 2019, include the following amounts of deferred state income tax assets and liabilities:

	2020	2019
Deferred state income tax assets	$381,800	$445,700
Deferred state income tax liabilities	(21,800)	(18,000)
Net	$360,000	$427,700

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Partnership's assets and liabilities. The deferred income tax assets result primarily from the allowance for doubtful accounts, tax goodwill, other tax intangibles and compensation accruals. The deferred income tax liabilities result primarily from the use of accelerated methods of depreciation of property and equipment for income tax purposes and prepaid expenses. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. No allowances have been established as of December 31, 2020 and 2019.

As of December 31, 2020 and 2019, the Partnership has accrued no interest and no penalties related to uncertain tax positions. It is the Partnership's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

The Partnership files a consolidated U.S. Federal and various state income tax returns annually.

(11)	Commitments and contingencies

Healthcare Industry

The delivery of personal and health care services entails an inherent risk of liability. Participants in the health care services industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and result in the incurrence of significant exposure and defense costs. The Partnership is insured with respect to medical malpractice risk on a claims-made basis which covers each occurrence up to $1 million and $3 million in the aggregate and excess liability insurance with limits of $5 million for each occurrence and $5 million in the aggregate. The Partnership also maintains insurance for general liability, director and officer liability, cyber security and property. Certain policies are subject to deductibles.

Management continues to implement policies, procedures, and compliance overview organizational structure to enforce and monitor compliance with the Health Insurance Portability and Accountability Act of 1996 and other government statues and regulations. The Partnership's compliance with such laws and regulations is subject to future government review and interpretations, as well as regulatory actions which are unknown or unasserted at this time.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

The health care industry is subject to numerous laws and regulations of federal, state and local governments. These laws and regulations include, but are not necessarily limited to, matters such as licensure, accreditation, government health care program participation requirements, reimbursement for patient services, and Medicare, Medicaid and TennCare, or other state programs, fraud and abuse. Recently, government activity has increased with respect to investigations and/or allegations concerning possible violations of fraud and abuse statutes and/or regulations by health care providers. Violations of these laws and regulations could result in expulsion from government health care programs together with the imposition of significant fines and penalties, as well as repayments for patient services previously billed. Management believes the Partnership is in compliance with fraud and abuse statutes, as well as other applicable government laws and regulations.

The Centers for Medicare and Medicaid Services ("CMS") have implemented a Medicare Administrative Contractor ("MAC") Targeted Probe & Educate ("TPE") medical review strategy program. The purpose of the program is to educate providers and to reduce improper Medicare and Medicaid payments through the detection and prevention or recovery of overpayments. The TPE involves up to three rounds of a pre-payment process. If a high denial rate continues after three rounds further action may be taken including extrapolation, referral to the Unified Program Integrity Contractor, referral to the Recovery Audit Contractor or 100% pre-payment review. While management believes that all Medicare, Medicaid and TennCare billings are proper and adequate support is maintained, certain aspects of Medicare, Medicaid and TennCare billing, coding and support are subject to interpretation and may be viewed differently by the MAC and other auditors.

Litigation

The health care industry is also subject to potential lawsuits under a federal whistle-blower statute designed to combat fraud and abuse in the health care industry, known as the federal False Claims Act. These lawsuits can involve significant monetary awards to private plaintiffs who successfully bring these suits. When a private party brings a qui tam action under the False Claims Act, it files the complaint with the court under seal, and the defendant will generally not be aware of the lawsuit until the government makes a determination whether it will intervene and take a lead in the litigation.

The Partnership settled a qui tam lawsuit which began in 2014 on June 25, 2018, in which the Partnership agreed to pay $8.5 million plus interest for a full release associated with the alleged submission of false claims and alleged retention of overpayments from Medicare for hospice services provided between April 1, 2010, and December 31, 2013. On June 28, 2018, the Eastern District of Tennessee Court entered an Order in connection with the parties’ Joint Stipulation of Dismissal, which dismissed the action with prejudice with respect to the conduct released by the settlement, and without prejudice with respect to all remaining claims. The Eastern District of Tennessee Court’s Order concluded this litigation.

In the normal course of business, the Partnership is involved in various other lawsuits, claims, and other legal matters. The Partnership is of the opinion that the outcomes of such other lawsuits, claims, and other legal matters will not have a material impact on the Partnership's future consolidated financial position, results of operations and cash flows.

CARIS HEALTHCARE, L.P. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

Healthcare Reform

The health care industry in the United States is subject to fundamental changes due to ongoing health care reform efforts and related political, economic, and regulatory influences. Notably, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 (collectively, the "Affordable Care Act") resulted in expanded health care coverage to millions of previously uninsured people beginning in 2014 and has resulted in significant changes to the U.S. health care system. To help fund this expansion, the Affordable Care Act outlines certain reductions in Medicare reimbursements for various health care providers as well as certain other changes to Medicare payment methodologies. This comprehensive health care legislation has resulted and will continue to result in extensive rulemaking by regulatory authorities, and may be altered, amended, repealed, or replaced.

It is difficult to predict the full impact of the Affordable Care Act due to the complexity of the law and implementing regulations, as well as the Partnership's inability to foresee how CMS and other participants in the health care industry will respond to the choices available to them under the law. The Partnership also cannot accurately predict whether any new or pending legislative proposals will be adopted or, if adopted, what effect, if any, these proposals would have on the Partnership's business. Similarly, while the Partnership can anticipate that some of the rulemaking that will be promulgated by regulatory authorities will affect the Partnership's business and the manner in which the Partnership is reimbursed by the federal health care programs, the Partnership cannot accurately predict today the impact of those regulations on the Partnership's business. The provisions of the legislation and other regulations implementing the Affordable Care Act or any amended or replacement legislation may increase costs, decrease revenues, expose the Partnership to expanded liability or require the Partnership to review the ways in which it conducts business.

(12)	Related party transactions

Services included in nursing home costs described in Note 2(j) which were provided by a limited partner amounted to approximately $14,300,000, $15,200,000 and $15,200,000 in 2020, 2019 and 2018, respectively. At December 31, 2020 and 2019, payables to this partner totaled $1,362,682 and $1,400,873, respectively, and are included in accounts payable and accrued expenses.